Registration No. 333-121718

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________

Post-Effective Amendment No. 1 to
Form F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
____________________________

For Depositary Shares Evidenced by
American Depositary Receipts of
____________________________

OJSC Concern “KALINA”
(Exact name of Issuer of deposited securities as specified in its charter)

Not Applicable
(Translation of Issuer’s name into English)

Russian Federation
(Jurisdiction of Incorporation or Organization)
____________________________

Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
____________________________

60 Wall Street
New York, New York 10005
+212.250.8500
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
____________________________

Puglisi & associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
+302 738 6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)
____________________________

Copy to:
DEUTSCHE BANK TRUST COMPANY AMERICAS
60 Wall Street
New York, New York  10005

It is proposed that this filing become effective under Rule 466:	☑ immediately upon filing. ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Depositary Shares, evidenced by American Depositary Receipts, each American Depositary Share representing one (1) ordinary share of OJSC Concern “KALINA”		N/A	N/A	N/A

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment to Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. Description of Securities to be Registered

Information about the American Depositary Shares evidenced by American Depositary Receipts			Location in Form of American Depositary Receipt (“Receipt”) filed herewith as Prospectus

(1)	Name and address of Depositary		Face of Receipt, Introductory article

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of Receipt, Upper right hand corner

	(ii)	Procedure for voting, if any, the deposited securities	Articles (14) and (15)

	(iii)	Collection and distribution of dividends	Articles (13) and (14)

	(iv)	Transmission of notices, reports and proxy soliciting material	Article (12)

	(v)	Sale or exercise of rights	Article (13)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles (3) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Articles (19), (20) and (21)

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Article (12)

	(ix)	Restrictions upon the right to transfer or withdraw the underlying securities	Articles (2), (4) and (7)

	(x)	Limitation upon the liability of the Depositary	Articles (17) and (18)

(3)	Fees and Charges		Article (9)

Item 2. Available Information

Statement	Location in Receipt filed herewith as prospectus
The Company publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Exchange Act on its Internet Web site (www.kalina.org) or through an electronic information delivery system generally available to the public in its primary trading market. Should the Company become subject to the periodic reporting or other informationalrequirements under the Exchange Act, it will be required in accordance therewith to file reports and other information with the U.S. Securities and Exchange Commission.
Article (12)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

Exhibit	Description of Exhibit
(a)(1) (a)(2)

Form of Deposit Agreement among OJSC Concern “KALINA”, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders from time to time of American Depositary Receipts issued thereunder (“ADRs”). Previously filed as Exhibit (a) to Registration Statement 333-121718 and incorporated herein by reference.

Form of Amendment to Deposit Agreement, including the Form of ADR, is filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities to be registered. Previously filed as Exhibit (d) to Registration Statement 333-121718 and incorporated herein by reference.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e)

(f)	Powers of Attorney. Included as part of the signature pages hereto.

Item 4. Undertakings

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York on July 16, 2010.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for ordinary shares of OJSC Concern “KALINA”

By:	DEUTSCHE BANK TRUST COMPANY AMERICAS, Depositary

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President

By:	/s/ Chris Konopelko
Name:	Chris Konopelko
Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to  Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ekaterinburg, Russian Federation on July 16, 2010.

OJSC Concern “ KALINA”

By:	/s/Petrov Alexander Yuryevich
Petrov Alexander Yuryevich
Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Petrov Alexander Yuryevich and Lunin Oleg Klavdievich , and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on July 16, 2010.

Signature	Title

/s/ Goryaev Timur Rafkatovich	Chairman of the Board
Goryaev Timur Rafkatovich

/s/ Petrov Alexander Yuryevich	Chief Executive Officer, Director
Petrov Alexander Yuryevich

/s/ Lunin Oleg Klavdievich	Chief Financial Officer
Lunin Oleg Klavdievich

/s/ Geller Nikolay Arkadyevich	Director
Geller Nikolay Arkadyevich

/s/ Babina Tatiana Gennadievna	Chief Accountant
Babina Tatiana Gennadievna

/s/ Johan Grietsen Hendrik Vreeman	Director
Johan Grietsen Hendrik Vreeman

/s/ Donald J. Puglisi	Authorized Representative in the United States
Donald J. Puglisi

EXHIBIT INDEX

No.	Description of Exhibit

(a)(2)	Form of Amendment to Deposit Agreement

(e)	Rule 466 Certification